January 20, 2009

Confidential For Use of the Commission Only

Via Facsimile and EDGAR

Securities and Exchange Commission
Attention: Michael Rosenthall

Division of Corporation Finance
Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

RE:	Depomed, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
Filed December 31, 2008
File No. 333-156539

Dear Mr. Rosenthall:

On behalf of Depomed, Inc. (“Depomed”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated January 15, 2009 in connection with the above-referenced Registration Statement.

Each response below is preceded by the comment in the Staff’s letter to which it relates.

1.                                      We note that there are outstanding comments on your December 31, 2007 Form 10-K.  We further note that you filed a response letter on December 24, 2008.  Your responses are under review.  Please note that we will not be in a position to accelerate the effectiveness of your registration statement until all comments on your Form 10-K have been cleared.

Depomed confirms that it will not request effectiveness of the Registration Statement until all outstanding comments set forth in the Commission’s letter dated December 10, 2008 relating to Depomed’s Form 10-K for the Fiscal Year Ended December 31, 2007 and Depomed’s Form 10-Q for the Quarterly Period Ended September 30, 2008 have been cleared by the Commission.

2.                                      It appears that you are relying on Instruction I.B.6. to Form S-3 to register this transaction.  You may use I.B.6 to register shares to be issued pursuant to an equity line agreement only if the number of shares issuable under the equity line agreement is no more than one-third of your public float at the time the equity line agreement was executed.  Please provide us with an analysis supporting your determination that the number of shares issuable under the equity line agreement does not exceed one-third of the public float at the time the agreement was executed.  Your analysis should include the number of shares that were outstanding when the agreement was executed, the number of shares that were held by affiliates at the time the agreement was executed and the market price at the time the agreement was executed.  Alternatively, provide us with an analysis supporting your determination that you are eligible to register a primary offering using Instruction I.B.1.  Please refer to recently released Compliance and Disclosure Interpretations for Securities Act, Section 5 Question 139.21.

Instruction I.B.1 Analysis

On December 31, 2008, Depomed was eligible to register a primary offering using Instruction I.B.1 to Form S-3.  Depomed calculated the aggregate market value of its voting and non-voting securities held by non-affiliates using the closing price of Depomed common stock on the Nasdaq Global Market on November 3, 2008, a date within 60 days prior to the date of filing of the Registration Statement.  Depomed’s analysis is set forth below:

Filing Date of Registration Statement	December 31, 2008

Closing Price of Depomed common stock on the Nasdaq Global Market on November 3, 2008	$2.16

Total Shares Outstanding as of December 31, 2008	51,171,377

Shares Held By Affiliates

Third Point LLC	7,050,000
Carl A. Pelzel	14,808
Tammy L. Cameron	3,212
Matthew M. Gosling	9,967
Michael Sweeney, M.D.	1,803
Julian N. Stern	133,333
David B. Zenoff, D.B.A.	17,296
Karen A. Dawes	5,000
G. Steven Burrill	40,000
Total:	7,275,419

Shares Held By Non-Affiliates	43,895,958

Market Value of Shares Held By Non-Affiliates	$94,815,269

In addition, Depomed notes that it would have been eligible to register a primary offering using Instruction I.B.1 to Form S-3 if the reference date for calculating the aggregate market value of its voting and non-voting securities held by non-affiliates was December 16, 2008, a date within 60 days prior to the date of filing of the Registration Statement and on which the closing price of Depomed common stock on the Nasdaq Global Market was $1.76. Based on the foregoing reference price, the market value of shares held by non-affiliates as of December 31, 2008 was $77,256,886.

Instruction I.B.6 Analysis

Alternatively, Depomed notes that it is eligible to register shares of common stock to be issued pursuant to the Common Stock Purchase Agreement between Depomed and Azimuth Opportunity, Ltd. dated as December 11, 2006 on Form S-3 in reliance on Instruction I.B.6 to Form S-3. Depomed’s analysis is set forth below:

Date of Common Stock Purchase Agreement	December 11, 2006

Total Shares Outstanding as of December 11, 2006	41,784,232

Shares Held By Affiliates

Biovail Laboratories Inc.	4,242,023
John W. Shell, Ph.D.	1,093,426
John N. Shell	508,343
John W. Fara, Ph.D.	105,010
Julian N. Stern	83,333
John F. Hamilton	77,644
Carl A. Pelzel	3,000
Bert Berner, Ph.D.	1,345
Total:	6,114,124

Shares Held By Non-Affiliates	35,670,108

Maximum Shares Issuable Pursuant to Common Stock Purchase Agreement	8,399,654

Offering as Percentage of Public Float on December 11, 2006	23.55%

* * *

We appreciate the efforts of the Staff to assist Depomed in resolving the above comments. Please contact the undersigned at (650) 813-5018 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely,

/s/ Kyle Guse
Kyle Guse

cc: Matthew M. Gosling, Depomed, Inc.